Chris Edmunds To Call Writer Directly: +1 (904) 603-8749 chris.edmunds@redwirespace.com	8226 Philips Highway, Suite 101 Jacksonville, Florida 32256 United States
August 7, 2025
VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Bradley Ecker
Erin Purnell

Re:	Redwire Corp
Draft Registration Statement on Form S-3
Submitted July 18, 2025
CIK No. 0001819810

Ladies and Gentlemen:

This letter sets forth responses on behalf of Redwire Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 28, 2025 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-3 (the “Registration Statement”) submitted on July 18, 2025.
For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are concurrently publicly filing with the Commission a Registration Statement on Form S-3.

    Draft Registration Statement on Form S-3 submitted on July 18, 2025
    General

1.We note disclosure on page 19 that sales of securities you are registering "may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices." However, we note that your warrants ceased trading on March 21, 2025, and do not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell these warrants for the duration of the offering or until they are quoted on an exchange or trading market. Refer to Item 501(b)(3) of Regulation S-K.

    Response:

The Company respectfully acknowledges the Staff’s request that the Registration Statement be revised to disclose the fixed price at which the selling securityholders will sell the warrants for the duration of the offering or until they are quoted on an exchange or trading market. However, the Company also respectfully notes that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” Because the warrants will be resold in privately negotiated transactions by the selling securityholders at various times and in various manners, it is impracticable for the Company to state in the Registration Statement a fixed price at which the warrants will be sold.
The Company respectfully advises the Staff that the prospectus contained in the Registration Statement has been revised on the cover page and pages 19 and 20 to include disclosure indicating (a) that there is no established public trading market for the warrants and that the Company does not intend to apply for listing of the warrants on any securities exchange or recognized trading system, (b) that sales of the warrants, if any, will be made in privately negotiated transactions and (c) that the sales price for warrants will be determined in such privately negotiated transactions, which we expect will depend, in part, on the manner and timing of such sales, but, in any event, that the Company expects that the price will likely be derived from the market price of its common stock traded on the New York Stock Exchange.

* * * *
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned directly at (904) 603-8749 or by email at chris.edmunds@redwirespace.com.

Sincerely,
/s/ Chris Edmunds
Chris Edmunds
Senior Vice President and Chief Accounting Officer

cc:
Peter Cannito, Chief Executive Officer, President and Chairman
Jonathan Baliff, Chief Financial Officer
Aaron Futch, Executive Vice President, General Counsel and Secretary
Redwire Corporation
Alexander M. Schwartz
Sheppard, Mullin, Richter & Hampton LLP